SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]**
For the Fiscal Year Ended December 31, 2004

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**
For the Transition Period From _______ To _______

Commission File No. 0-22759

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BANK OF THE OZARKS, INC.
401(k) RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BANK OF THE OZARKS, INC.
12615 Chenal Parkway
Little Rock, AR 72211

Financial Statements and Supplemental Schedule

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

As of December 31, 2004 and 2003, and for the Year ended December 31, 2004

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

Financial Statements
and Supplemental Schedule

As of December 31, 2004 and 2003,
and for the Year ended December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 301
1701 Centerview Drive
Little Rock, Arkansas 72211

Phone: (501) 370-3000
Fax: (501) 370-3044
www.ey.com

Report of Independent Registered Public Accounting Firm

Plan Administrator
Bank of the Ozarks, Inc. 401(k)
Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 3, 2005

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31	
	2004	**2003**
Assets		
Investments	**$ 33,282,831**	$ 23,050,120
Receivables:		
Dividend and interest income	**31,516**	23,900
Employer contributions	**140,885**	11,516
Participant contributions	**37,766**	31,847
Total assets	**33,492,998**	23,117,383
Liabilities		
Due to broker	**29,446**	12,011
Excess contributions payable	**2,713**	–
Other	**5,355**	–
Total liabilities	**37,514**	12,011
Net assets available for benefits	**$ 33,455,484**	$ 23,105,372

See accompanying notes.

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Additions	
Investment income:	
Net appreciation in fair value of investments	$ 9,462,853
Interest and dividends	438,932
	9,901,785
Contributions:	
Employer	511,573
Participant	1,190,186
Rollover	236,718
Total contributions	1,938,477
Total additions	11,840,262
Deductions	
Benefit payments	1,462,650
Administrative expenses	27,500
Total deductions	1,490,150
Net increase	10,350,112
Net assets available for benefits, at beginning of year	23,105,372
Net assets available for benefits, at end of year	$ 33,455,484

See accompanying notes.

0503-0631234

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The following brief description of the Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of Bank of the Ozarks, Inc. (Employer), except leased employees and independent contractors. Employer includes any corporation into which it may be merged or consolidated, or any corporation that may hereafter accept and adopt the terms of this Plan with approval of the Board of Directors of Bank of the Ozarks, Inc. Employer also includes any corporation which is a member of a controlled group of corporations and all trades or businesses which are under common control, provided, however, that service with an incorporated or unincorporated employer which has not expressly adopted this Plan shall not give employees of such employers the right to share in any contributions made by employers which have expressly adopted this Plan. Employees become eligible to participate in the Plan after completing an hour of service for the Employer. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Participants may elect to defer a percentage of their pretax earnings, or any other dollar amount as allowed by the Internal Revenue Code (the Code), by means of regular payroll deductions. For each Plan year, the Employer shall contribute to the Plan an amount equal to such percentage of the elective deferrals made by the participants as the Employer in its discretion shall determine. The Employer's matching contribution for 2004 was equal to 50% of a participant's elective deferrals up to 6% of the participant's eligible compensation. Participants may direct contributions to any of the investment options selected by the Plan administrator.

The Employer may also make a discretionary Employer profit sharing and/or Employer Employee Stock Option Plan (ESOP) contribution to those participants employed on the last day of the Plan year who have worked 501 hours during the Plan year. A participant does not have to make 401(k) contributions in order to receive a discretionary contribution. The amount of the discretionary contribution is set by the Employer each

1. Description of the Plan (continued)

year, and it is allocated based on the relationship of the participant's compensation to the total compensation for all participants. No discretionary contributions were made for the year ended December 31, 2004.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Employer's matching and discretionary contributions is based on years of service, and participants become fully vested after six years of credited service based on a graduated vesting schedule, or in the event of retirement, disability or death.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Employer's matching and discretionary contributions and (b) Plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Forfeitures of Employer matching contributions will be applied towards satisfying future Employer matching contributions. All forfeitures from profit sharing and ESOP contributions will be allocated in the same manner as the Employer profit sharing and ESOP contributions are allocated.

Payment of Benefits

Upon termination of service, death, disability, or reaching normal retirement age, a participant may receive a lump-sum amount equal to the vested value of his or her account, except for the portion attributable to ESOP contributions. Unless a participant elects otherwise, all ESOP distributions must be made in equal periodic payments, not less frequently than annually, over a period not exceeding the greater of (a) five years; or (b) in the case of an account distribution in excess of $500,000, five years plus one additional year (not to exceed five) for each $100,000 by which the account balance exceeds $500,000. However, if a participant elects not to receive his or her benefits in this manner, the distribution may be made in one of the following three methods: (a) payment in a lump sum, (b) payment in installments over a certain period which does not exceed the lesser of ten years or the life expectancy of the participant, or (c) a

1. Description of the Plan (continued)

combination of (a) and (b). The Employer has the option of paying ESOP distributions either in the form of cash or in the form of Employer stock.

Administrative Expenses

Recordkeeping fees incurred in connection with the operation of the Plan are borne by the participants. All other administrative fees are paid by the Employer.

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants will become fully vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting. Benefit payments are recorded when paid.

Investment Valuation and Income Recognition

Investments are valued at fair value. Shares of registered investment companies are valued at published market prices, which represent the net asset values of shares held by the Plan at year-end. Common stock is valued at the last reported sales price on the last business day of the Plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

Bank of the Ozarks Trust Services Division serves as trustee of the Plan. SunGuard Asset Management Systems, Inc. serves as the Plan custodian. The Bank of New York serves as a sub-service custodian. Epic Advisors serves as the recordkeeper.

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31 is as follows:

	2004
SEI Stable Asset Value Fund	**$ 1,785,048**
Bank of the Ozarks, Inc. common stock	**26,987,627**

	2003
SEI Investments S&P 500 Index Portfolio	$ 1,245,200
Bank of the Ozarks, Inc. common stock	18,581,685

During 2004, the Plan's investments (including investments purchased and sold as well as held during the year) appreciated in fair value as determined by published market prices on December 31, 2004, as follows:

Registered investment companies	**$ 251,820**
Bank of the Ozarks, Inc. common stock	**9,211,033**
	$ 9,462,853

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

4. Income Tax Status

The Plan has received determination letters from the Internal Revenue Service (IRS) dated September 27, 2000 and October 9, 2001, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. In the event it is determined that the Plan is not operating in compliance with the Code, the Employer will take the necessary steps to bring the Plan's operations into compliance.

5. Subsequent Event

Effective January 1, 2005, key employees, as defined, are no longer eligible to make elective deferral contributions or receive Employer matching contributions.

6. Related-Party Transactions

A portion of the Plan's assets are invested in the Employer's common stock. Because the Employer is the Plan Sponsor, the transactions involving the Employer's common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

Supplemental Schedule

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

Schedule H; Line 4i – Schedule of Assets (Held at End of Year)
EIN: 71-0556208, Plan No. 002

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
	Registered Investment Companies		
	Janus Investments	Worldwide Fund	$ 581,597
	SEI Investments	Prime Obligation Fund	45,744
	SEI Investments	S&P 500 Index Portfolio	1,476,321
	SEI Investments	Intermediate Government Fund	654,473
	SEI Investments	Stable Asset Value Fund	1,785,048
	SEI Investments	Large Cap Growth Fund	402,554
	SEI Investments	Large Cap Value Fund	403,942
	SEI Investments	Small Capital Growth Fund	197,593
	SEI Investments	Small Cap Value Fund	307,609
	SEI Investments	International Portfolio Fund	126,467
	SEI Investments	International Fixed Income Fund	85,937
	SEI Investments	Core Fixed Income Fund	227,919
			6,295,204
	Common Stock		
*	Bank of the Ozarks, Inc.	793,054 shares	26,987,627
			$ 33,282,831

*Indicates party-in-interest to the Plan.

Column (d) is not applicable as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bank of the Ozarks, Inc. 401(k)
Retirement Savings Plan

By: ______________________
Paul Moore
Chief Financial Officer and
Chief Accounting Officer

0503-0631234

EXHIBIT INDEX

Exhibit Number	Seq. Description	Page No.
23	Consent of Independent Registered Public Accounting Firm	11

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-32177) pertaining to the Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan of our report dated June 3, 2005, with respect to the financial statements and schedule of the Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

Ernst & Young LLP

Little Rock, Arkansas
June 24, 2005